[LETTERHEAD OF TD ASSET MANAGEMENT USA INC.]

October 16, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Withdrawal of Form 485APOS Filing for TD Asset Management USA Funds Inc. (the “Registrant”) Registration File Nos. 33-96132 and 811-9086

Commissioners:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Form 485APOS filing made on behalf of the Registrant, Accession Number 0000891092-06-003057. The filing was inadvertently submitted with improper EDGAR tag headers.

        Please do not hesitate to contact the undersigned at (212) 827-7061 if you have questions or comments or if you require further information.

Very truly yours,

/s/ Michele R. Teichner Michele R. Teichner